Exhibit 1.02

Vodafone Conflict Minerals Report

Introduction

This Conflict Minerals Report for the year ended 31 December 2013 is presented by Vodafone Group Plc (‘Vodafone’ or ‘the Company’) in accordance with Rule 13p-1 (the ‘Rule’) under the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’).

The Rule applies to companies required to file reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘in-scope products’).

As defined by the content requirements of SEC Form SD, ‘conflict minerals’ include cassiterite, columbite-tantalite (coltan), wolframite and gold, and the metals derived from these minerals — tin, tantalum, tungsten and gold respectively (each, a ‘3TG’ metal). Please refer to the requirements of SEC Form SD (available at www.sec.gov/about/forms/formsd.pdf) for definitions of many of the terms used in this report, including ‘covered countries’ (Democratic Republic of the Congo (‘DRC’) or an adjoining country) and ‘DRC conflict free’ (a product not containing minerals that directly or indirectly finance or benefit armed groups in the ‘covered countries’).

Company overview

Vodafone is one of the world’s largest communications companies, with revenues of £38.3 billion in the financial year ended 31 March 2014. The Company provides a wide range of services including voice, messaging, data and fixed broadband to over 433 million customers in nearly 30 countries. Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). Vodafone is subject to the NASDAQ listing rules and files reports with the SEC under Section 13(a) of the Exchange Act.

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets and other devices, to its customers. Vodafone does not manufacture these products itself, but does purchase them from suppliers and, in some cases, contracts to manufacture products that it sells to customers.

Products that Vodafone contracts to manufacture are those where Vodafone specifies terms that give the Company a limited degree of influence over the manufacturing of the product, such as certain aspects of the materials, parts or components to be included in the product. Of the billions of euros Vodafone spends each year with thousands of suppliers, products identified as in-scope only account for a small proportion (approximately €200 million) of the Company’s total expenditure.

Electronic products contain numerous components that may contain one or more of the 3TG metals. These metals come from many different smelters and refiners. Both the smelters/refiners and the mines from which minerals are originally sourced are several steps away from Vodafone in the supply chain.

Applicability

Vodafone conducted an analysis of procurement spend to identify (i) product-related spend categories likely to include products that contain 3TG metals and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture and are therefore covered by the Rule (‘in-scope products’).

Through this analysis, Vodafone identified three types of product-related spend categories which it considered likely to include in-scope products: (i) selected handsets; (ii) connected home devices (i.e. routers, modems, femto cells); and (iii) datacards (i.e. mobile broadband dongles).

Vodafone then analysed individual purchase orders within these product groups to identify which were likely to include in-scope products. Taking a risk-based approach, this analysis focused on purchase orders above a certain value, below which it is extremely unlikely that Vodafone would contract a supplier to manufacture products.

Through this applicability assessment, Vodafone identified 53 in-scope products (including handsets, mobile broadband dongles, set-top boxes, femto cells and machine-to-machine (M2M) tracker devices) that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them to customers) by the Company during the year ended 31 December 2013. These 53 in-scope products were sourced from 12 suppliers.

Due diligence framework

In accordance with the Rule, Vodafone carried out a due diligence process including a ‘reasonable country of origin inquiry’ (‘RCOI’) to determine whether the conflict minerals in its in-scope products were or were not ‘DRC conflict free’ as defined by the requirements of SEC Form SD.

The due diligence process was designed to conform with the internationally recognised framework set out in the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (‘OECD Framework’).

Consistent with the OECD Framework, Vodafone’s due diligence process included the five steps outlined below.

STEP 1: ESTABLISH COMPANY MANAGEMENT SYSTEMS

Vodafone has taken the following steps to establish company management systems in line with Step 1 of the OECD Framework:

•  Adopted a policy — Vodafone has established a policy related to the sourcing of conflict minerals, which is publicly available online at: www.vodafone.com/content/dam/sustainability/pdfs/vodafone_conflict_minerals_policy.pdf.

Overall accountability for the policy standard lies with our Group Chief Commercial and Operations Officer, who sits on Vodafone’s Group Executive Committee. The policy is championed by Vodafone’s Group Director of Terminals, the function responsible for sourcing mobile phones and other devices;

•  Structured internal management to support supply chain due diligence — Implementation of Vodafone’s due diligence process is led by a conflict minerals project team. The team includes representatives from corporate functions that provide legal and subject matter expertise, as well as the procurement team that manages relationships with suppliers of in-scope products;

•  Established a system of controls and transparency over the mineral supply chain — Vodafone has established a process to identify suppliers of in-scope products. The Company is inserting a clause in relevant contracts with those suppliers requiring each supplier to use its best endeavours to determine the origin of conflict minerals by using an internationally recognised due diligence framework (the OECD Framework). In addition, identified suppliers of in-scope products are required to complete the Conflict Free Sourcing Initiative (see http://www.conflictfreesourcing.org) (‘CFSI’) Conflict Minerals Reporting Template (the ‘CFSI Template’) on an annual basis. The CFSI is an industry initiative that Vodafone participates in to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain (see below). The CFSI Template is designed to identify the smelter/refiner(s) from which any 3TG in each in-scope product is sourced;

•  Strengthened engagement with suppliers — Vodafone has communicated its Conflict Minerals Policy to suppliers of in-scope products and included this in the Company’s established processes for qualification of new suppliers and ongoing supplier performance management. Vodafone has engaged with all 12 suppliers of products identified as in-scope in 2013 to:

• Raise awareness of its processes and requirements;

• Request that each supplier signs Vodafone’s new contract clause related to conflict minerals; and

• Help suppliers understand how to meet the requirements of this contract clause.

Vodafone continues to engage with suppliers of in-scope products to improve awareness levels; and

•  Provided a Company-level grievance mechanism — Vodafone’s established ‘Speak Up’ process (as outlined in the Company’s Code of Conduct (available at http://www.vodafone.com/content/index/about/about-us/code-of-conduct.html)) can be used by any employee, contractor or member of the public anonymously to report any allegations of illegal, unethical practices or breaches of Vodafone’s Code of Conduct and policies.

STEP 2: IDENTIFY AND ASSESS RISKS IN THE SUPPLY CHAIN

Vodafone undertook the following measures to identify and assess conflict mineral risk in its supply chain:

•  Requested that all 12 suppliers of in-scope products (identified through the applicability assessment outlined above) complete the CFSI Template;

•  Analysed supplier responses to the CFSI Template and followed up with suppliers to assess risk where any ‘red flags’ were raised; and

•  Compared smelters/refiners identified in supplier responses with the CFSI list of certified Conflict Free Smelters (available at www.conflictfreesourcing.org).

STEP 3: DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO IDENTIFIED RISKS

Measures taken by Vodafone to design and implement a strategy to respond to identified risks as part of the Company’s due diligence process include:

•  Reviewing supplier responses to the CFSI Template and following up with suppliers to request clarification or more complete responses where necessary;

•  Engaging with suppliers where any ‘red flags’ were raised to discuss the risks identified, requesting corrective action plans and suppliers’ commitment to implement improvement plans to manage these risks;

•  Commissioning a third-party advisor on conflict minerals to review Vodafone’s due diligence framework and analyse supplier responses to identify opportunities to improve the Company’s management systems and respond to identified risks; and

•  Participating in industry efforts to support the responsible sourcing of minerals, led by the Global e-Sustainability Initiative (‘GeSI’) and the Electronics Industry Citizenship Coalition (‘EICC’). Vodafone is a long-standing member of GeSI and participated in the GeSI/EICC Extractives Working Group which led to the development of the CFSI. The CFSI works to validate smelters and refiners as conflict free and assists companies in making informed decisions about conflict minerals in their supply chain. Through its membership of GeSI, Vodafone also supports the Public Private Alliance (PPA) for Responsible Minerals Trade (see http://www.resolv.org/site-ppa), which is developing systems to validate, certify and trace minerals from conflict free mines to address concerns about conflict minerals, while benefiting those involved in responsible trade in the region.

STEP 4: CARRY OUT INDEPENDENT THIRD-PARTY AUDIT OF SMELTER/REFINER DUE DILIGENCE PRACTICES

Vodafone does not directly purchase raw minerals, ores or 3TG, and is several tiers removed from the mines, smelters and refiners that supply the minerals, ores and 3TG contained in the Company’s products. Vodafone’s due diligence efforts therefore rely on cross-industry initiatives, including the CFSI, to conduct audits of smelters’ and refiners’ due diligence practices.

STEP 5: REPORT ANNUALLY ON SUPPLY CHAIN DUE DILIGENCE

In accordance with the Rule and the OECD Framework, this report is publicly available online at:

www.vodafone.com/ content/index/investors/investor_information/press_ regulatory/sec_filings.html.

Determination

As Vodafone does not directly purchase raw minerals, ores or 3TG, the Company must rely on its direct (‘Tier 1’) suppliers to gather information about smelters and refiners in its supply chain.

Vodafone received CFSI Template responses for the year ended 31 December 2013 from all 12 suppliers of products identified as in-scope. In this first year of reporting, there were a number of challenges related to the quality of data provided. In particular, information about the smelters and refiners from which 3TG was sourced was often unavailable, incomplete or potentially erroneous.

The majority of suppliers (approximately 75%) submitted data at the company level, reporting on all the 3TG smelters and refiners used by the supplier as a whole rather than specifically on the 3TG smelters and refiners used for products that Vodafone had contracted the supplier to manufacture.

It is therefore not possible for Vodafone to conclusively link the sources of 3TG reported by the supplier to Vodafone-contracted products. Even those suppliers that did respond to the CFSI Template at the product level were not able to provide information for all in-scope products.

The CFSI Template responses received by Vodafone covered 43 of the 53 identified in-scope products (approximately 81%). Although all 12 suppliers of in-scope products submitted CFSI templates, certain suppliers reporting at the product level were not able to provide information for all of their in-scope products. On the basis of the responses received, Vodafone has ascertained that:

•  Eight suppliers (approximately 67%) have their own conflict minerals policy in place;

•  Approximately 10% of the smelters and refiners mentioned in the supplier responses are ‘known’ smelters and refiners on the CFSI list of known smelters (i.e. smelters that have been identified by the CFSI programme, but may or may not have been certified as conflict free as yet);

•  Approximately 5% of the ‘known’ smelters and refiners identified by the supplier responses are certified as DRC conflict free; and

•  Eight suppliers declared that they use 3TG sourced from the ‘covered countries’. However, in all instances, these were processed by smelters or refiners certified as DRC conflict free. As all eight of these suppliers responded at the company level, it is not possible to determine if minerals from these smelters and refiners were used in Vodafone-contracted products.

Based on the RCOI enquiry and due diligence efforts described above, Vodafone is unable to determine that conflict minerals contained in in-scope products did not originate in ‘covered countries’ and are not from recycled or scrap sources. Vodafone is, therefore, in good faith, filing ‘DRC Conflict Undeterminable’ for all products identified as in-scope for the year ended 31 December 2013. These products include handsets, mobile broadband dongles, set-top boxes, routers, femto cells, media plugs and M2M tracker devices.

Continuous improvement efforts to mitigate risk

To enhance the due diligence process and further mitigate any risk that conflict minerals used in the Company’s products may benefit armed groups, Vodafone intends to take the following steps:

•  Engage with suppliers with the aim of improving the completeness and quality of information provided, particularly in relation to product-level reporting, the identification of smelters and the country of origin of 3TG;

•  Seek commitments from suppliers to develop and implement improvement plans in relation to due diligence processes; and

• Continue to participate in industry initiatives that address issues related to conflict minerals in supply chains, including increasing the number of smelters certified as conflict free through the CFSI.

Independent audit

Pursuant to the Rule, Vodafone’s filing status for the year ended 31 December 2013 is ‘DRC Conflict Undeterminable’ and, under the terms of the temporary transition period under the Rule, does not require an independent private sector audit.